07005289

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION MAR 2 6 2007 WASH, D.C. 210

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

amended

SEC FILE NUMBER
8-51527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monitor Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9171 Towne Centre Drive, #465
(No. and Street)

San Diego, CA 92122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Hsiao-Wen Kao (858) 546-8007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sonnenberg & Company, CPAs
(Name – *if individual, state last, first, middle name*)

5190 Governor Drive, Ste. 201- San Diego, CA 92122
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mr. Hsiao-Wen Kao, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monitor Capital, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN DEPRIEST
Commission No. 1696710
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires Sept. 30, 2010

Signature

President

Title

Notary Public

SUSAN DEPRIEST
Commission No. 1696710
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires Sept. 30, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONITOR CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2006

Note 10. Concentration of Credit Risk:

Cash restricted for the Company's clearing agent is not insured. The uninsured amount totaled $6,046 at December 31, 2006, and the Company believes no significant risk exists.

Note 11. Obligations Under Operating Lease

The Company leases various facilities under operating leases with various terms. Future minimum payments, by year and in the aggregate, under these leases with initial or remaining terms of one year or more, consist of the following:

Year ended December 31,	
2007	$30,558
2008	14,097
2009	14,436
2010	14,775
2011	6,215
	$80,081

Note 12. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that the Company maintain minimum net capital of the greater of $5,000 or 6.66% of aggregate indebtedness. At December 31, 2006, the Company had aggregate indebtedness of $1,500,845, and net capital of $156,956. Net capital was $57,000 in excess of its required net capital of $99,956. The Company's net capital ratio was 9.56 to 1.

The Company does not carry customer accounts, nor does it hold customer securities or cash, and is therefore exempt from rules 15c3-3 and 17a-13 of the Securities Exchange Act of 1934.

Note 13. Common Stock:

The Company has issued 1,500 shares at $0.01 par value for a total of $15.00. The Parent owns 100% of the stock.

MONITOR CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2006

Note 10. Concentration of Credit Risk:

Cash restricted for the Company's clearing agent is not insured. The uninsured amount totaled $6,046 at December 31, 2006, and the Company believes no significant risk exists.

Note 11. Obligations Under Operating Lease

The Company leases various facilities under operating leases with various terms. Future minimum payments, by year and in the aggregate, under these leases with initial or remaining terms of one year or more, consist of the following:

Year ended December 31,	
2007	$30,558
2008	14,097
2009	14,436
2010	14,775
2011	6,215
	$80,081

Note 12. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that the Company maintain minimum net capital of the greater of $5,000 or 6.66% of aggregate indebtedness. At December 31, 2006, the Company had aggregate indebtedness of $1,500,845, and net capital of $156,956. Net capital was $57,000 in excess of its required net capital of $99,956. The Company's net capital ratio was 9.56 to 1.

The Company does not carry customer accounts, nor does it hold customer securities or cash, and is therefore exempt from rules 15c3-3 and 17a-13 of the Securities Exchange Act of 1934.

Note 13. Common Stock:

The Company has issued 1,500 shares at $0.01 par value for a total of $15.00. The Parent owns 100% of the stock.

END